

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2020

Anthony Snow
President and Corporate Secretary
CBA Florida, Inc.
3753 Howard Hughes Parkway, Suite 200, Office #258
Las Vegas, NV 89169

      Re: CBA Florida, Inc.
          Preliminary Proxy Statement on Schedule 14A
          Filed March 25, 2020
          File No. 000-50746

Dear Mr. Snow:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Life Sciences

cc: Kenneth A. Schlesinger